WANG & LEE GROUP, Inc.

5-6/F Wing Tai Factory Building,

3 Tai Yip Street,

Kwun Tong,

Kowloon, Hong Kong

October 8, 2024

U.S. Securities & Exchange Commission

Office of Real Estate & Construction

Division of Corporation Finance

100 F Street, NE

Attn: Catherine De Lorenzo and Pam Howell

Re:	Wang & Lee Group, Inc.
Registration Statement on Form F-3
Initially Filed August 30, 2024, as amended
File No. 333-281859

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), Wang & Lee Group, Inc., hereby requests the withdrawal of Request for Acceleration of Effectiveness of the Registration Statement on Form F-3 (the “Request”), File No. 333-281859, filed on October 7, 2024. We hereby formally withdraw our prior request for acceleration of the effective date of the above-captioned Registration Statement. The Request was inadvertently filed.

We appreciate your assistance in this matter.

Very truly yours,

/s/ Pui Lung Ho
Pui Lung Ho
Director and Chief Executive Officer

cc:	Lawrence Venick, Esq.,
Loeb & Loeb LLP